+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    United Technologies Corporation
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    One Financial Plaza
    ----------------------------------------------------------------------------
                                   (Street)

    Hartford, Connecticut 06101
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              10/13/00
                                                                  --------------

3.  I.R.S. Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol

      Specialty Equipment Companies, Inc. (SEC)
    ----------------------------------------------------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

                                             X
    ___ Director    ___ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    ____ Form Filed by One Reporting Person

      X
    ____ Form filed by More than One Reporting Person


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             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Common Stock, par      0 shares/1/         Not applicable      Not applicable
value $.01 per share
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

[Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.]


______________________
/1/  See Explanations of Responses


                           (Print or Type Response)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Not applicable.
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Explanation of Responses:

            See Attachment B

**  Intentional misstatements or omissions of                  UNITED TECHNOLOGIES CORPORATION
    facts constitute Federal Criminal
    Violations. See 18 U.S.C. 1001 and 15 U.S.C.
    78ff(a).                                                   /s/ Ari Bousbib                      10/23/00
                                                               -------------------------------  -----------------
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                  **Signature of Reporting Person        Date

                                                               By: Name:  Ari Bousbib
[Potential persons who are to respond to                           Title: Vice President
the collection of Information contained in
this form are not required to respond
unless the form displays a currently valid                     SOLAR ACQUISITION CORP.
OMB control Number.]

                                                               /s/ Ari Bousbib                      10/23/00
                                                               -------------------------------  -----------------
                                                               **Signature of Reporting Person        Date

                                                               By: Name:  Ari Bousbib
                                                                   Title: President




                            Print or Type Response                   Page 2 of 4

                                                                    Attachment A
                                                                    ------------


                           Additional Reporting Person

Solar Acquisition Corp., a Delaware corporation, located at One Financial Plaza, Hartford, Connecticut, 06101, is a wholly owned subsidiary of United Technology Corporation and joins United Technology Corporation as a filer for purposes of this Form 3.

                                                                    Attachment B
                                                                    ------------

                            Explanation of Responses

United Technologies Corporation ("Parent") and its wholly owned subsidiary, Solar Acquisition Corp. ("Subsidiary"), entered into a Stockholder Agreement dated October 13, 2000 (the "Stockholder Agreement") with certain stockholders of Specialty Equipment Companies, Inc. ("Target"), pursuant to which Parent and Subsidiary have beneficial ownership of certain shares of Target but do not have a pecuniary interest in such shares. The stockholders party to the Stockholder Agreement have therein agreed, among other things, to (i) validly tender (as part of the tender offer pursuant to which Subsidiary has offered to purchase all of the shares of Target issued and outstanding), and not withdraw, all shares beneficially owned or subsequently acquired by such stockholders, (ii) grant Subsidiary an option to purchase all such shares at a price of $30.50 per share (or such other price as may be payable in the tender offer) upon the occurrence of certain events, and (iii) vote all such shares in favor of the merger of Subsidiary into Target consistent with the Agreement and Plan of Merger, dated October 13, 2000, among Parent, Subsidiary and Target, and against certain acquisition proposals with respect to Target made by third parties.


                                                                     Page 4 of 4